PLYMOUTH ROCK TECHNOLOGIES TO PRESENT AT THE INTERNATIONAL SECURITY CONFERENCE AND EXPOSITION IN NEW YORK (ISC EAST)

Plymouth, Massachusetts - November 12, 2019 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today that it will be presenting their platform of technologies, that includes the PRT X1 Drone, a next level Unmanned Aerial System (UAS) and the SS1 Shoe-Scanner at the International Security Conference and Exposition at the Javits Center in New York City November 20th and 21st.  https://www.isceast.com

Built entirely from NATO-coalition sourced components, the PRT-X1 UAS platform will enable airborne visual weapon and object detection, facial recognition, with thermal and ultra-high-resolution capabilities and has been designed with the direct input of law enforcement, intelligence agencies, military, and rescue services.

Plymouth Rock Technologies will take another step forward in becoming an industry leader in the global security market with the beta-release of its SS1 Shoe-Scanner.  The Millimeter-Wave Shoe-Scanner is a floor-mounted 3D imaging system that uses harmless millimeter-wave imaging techniques to inspect footwear. The scanner is then able to identify if the footwear has been altered or is being used to transport concealed items, such as weaponry, substances, compounds, or electronic items.

The PRT SS1 Shoe-Scanner allows for the rapid screening of footwear without necessitating removal of shoes. With a screening time of 30 PPM (Persons/Minute) the Shoe Scanner is ideal for airport terminals, prison/correctional facilities, public events and other high throughput, screening applications.

About ICS East

ICS East, the NorthEast's largest security trade show features 7,000 security and public safety professionals convening in New York each year to meet experts from over 300 leading security brands. The combination of one-on-one conversations with the industry's top innovators, special events, and cutting-edge education makes ISC East the security industry's most comprehensive East Coast event. Encompassing everything from Unmanned Security, to Video Surveillance and Access Control, ICS East will be a key platform for PRT to showcase its broad range of threat detection product and platforms.  Attendees include federal and local government agencies, corporate security directors and venue security personnel.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter-wave Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact millimeter-wave radar system for scanning shoe's ("SS1 Shoe-Scanner"); and (3) Wi-Fi radar techniques for lawful threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti" - Wireless Threat Indication).

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.